GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200 Fax (212) 224 7210
September 22, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	GLG Partners, Inc. Schedule TO/13E-3 Filed on September 13, 2010 File No. 005-82299
Ladies and Gentlemen:
               On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated September 21, 2010 from Evan S. Jacobson, Attorney-Advisor, Office of Mergers & Acquisitions, relating to the above-referenced Schedule TO/13E-3 (including the Exhibits thereto) filed on September 13, 2010 (the “Schedule TO”). The Company has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter a revised Schedule TO/13E-3 (including the Exhibits thereto) (the “Revised Schedule TO”) that reflects these revisions. Where the Company has agreed to make requested revisions to its disclosures in the Revised Schedule TO, such agreement and any such revisions to disclosures made in such filing should not be taken as an admission that prior disclosures were in any way deficient.
               Set forth below are the Staff’s comments contained in Mr. Jacobson’s letter (in bold face type) followed by the Company’s responses.
               To the extent any response relates to information concerning any of Man Group plc, Escalator Sub 1 Inc., Man Principal Strategies Holdings LLC, Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust or Point Pleasant Ventures Ltd. (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.
Schedule TO/13E-3
1.	To the extent that you continue to use a single schedule for the issuer tender offer and the third party tender offer, please also check the third party tender offer box on the cover page and utilize the EDGAR header tag TO-T in addition to checking the issuer tender offer box on the cover page and using the EDGAR header tag TO-I.
     The Company confirms that when it files the Revised Schedule TO, it will (i) check the third party tender offer box in addition to the issuer tender offer box on the cover page, and (ii) utilize the EDGAR header tag TO-T in addition to the EDGAR header tag TO-I.

Securities and Exchange Commission
September 22, 2010

2.	We note your disclosure on page 2 that the Schedule TO/13E-3 has been filed by Man Group plc pursuant to Rule 13e-4 and Rule 13e-3. While Exchange Act Rule 13e-4 pertains to issuer tender offers as defined in Rule 13e-4(a)(2), Man Group plc is neither the issuer nor an affiliate within the meaning of the rule. See Note 34 to Exchange Act Release No. 14234 (December 8, 1977) (explaining that the Commission has only extended the exemption from Section 14(d) provided by Section 14(d)(8)(b) to tender offers by 100% owned affiliates of an issuer). Please revise to refer to Rule 14d-1 instead of Rule 13e-4 when referencing the source of legal authority responsible for Man Group plc’s Schedule TO filing.
     In response to the Staff’s comment, the Revised Schedule TO has been revised as requested to refer to Rule 14d-1 instead of Rule 13e-4 when referencing the source of legal authority responsible for Man Group plc’s Schedule TO filing.
3.	We understand that the special committee concluded the warrants had no economic value due to their contractual terms. We note, however, that Goldman Sachs provided presentations to various parties on multiple occasions. Advise us, with a view toward revised disclosure, what consideration you have given to identifying the presentations made by Goldman Sachs as reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A, in the context of the offer to acquire the warrants. See generally SEC No-Action Letter re: Charles L. Ephraim (September 30, 1987). To the extent the special committee did not rely upon guidance given by Goldman Sachs or any other financial advisor in reaching its determination that the warrants had no economic value, please revise the disclosure to state that the special committee independently made this finding, and clarify whether this conclusion regarding value also pertains to the value of the warrants prior to consummation of the merger.
     In response to the Staff’s comment, the “Special Factors—Background of the Transactions” section of the Offer to Purchase has been revised to clarify on page 19 that (i) the special committee reached its determination that the Warrants had no economic value independently and did not rely on any guidance given by Goldman Sachs or any other financial advisor, and (ii) such determination pertained only to the value of the Warrants following consummation of the Merger because the Offer is conditioned upon the consummation of the Merger and does not relate to any conclusion with respect to the value of the Warrants in any context other than the Offer, such as prior to the Merger or if the Merger is not consummated.
     In addition, the Company respectfully notes that (i) none of the presentations provided by Goldman Sachs prior to the special committee’s determination of the value of the Warrants on May 13, 2010 was provided to the special committee or contained any reference to the Warrants, and (ii) the only Goldman Sachs presentation referring to the Warrants was provided to the full GLG Board on May 16, 2010 after the special committee had already made its determination, such presentation simply recited the conclusion about the value of the Warrants that the special committee had already reached, and such presentation did not provide any analysis on the valuation of the Warrants. As a result, the Company respectfully believes the Goldman Sachs presentations are not materially related to the Offer because they are not relevant to the consideration to be offered to holders of Warrants and they are not reports, opinions or appraisals required to be disclosed under Item 1015 of Regulation M-A.

Securities and Exchange Commission
September 22, 2010

Exhibit 99(A)(1)(A): Offer to Purchase
The Offer, page 49
Conditions of the Offer, page 54
4.	The first sentence of the last paragraph of this section states that each offer condition may be asserted and waived “at any time and from time to time in [y]our discretion until the Offer shall have expired or been terminated.” To the extent that you retain the phrase “or been terminated,” please revise to clarify that you are referring to termination prior to expiration of the offer.
     In response to the Staff’s comment, the section of the Offer to Purchase titled “The Offer—Conditions of the Offer” on page 54 has been revised as requested to clarify that the Company is referring to termination of the Offer prior to expiration of the Offer.
* * *
          The Company respectfully notes that each of the Filing Persons provided written statements making the acknowledgements required by the Staff in letters dated September 8, 2010.
          We are also delivering to Evan Jacobson and Nicholas Panos of the Staff courtesy copies of (i) the Revised Schedule TO, marked to show changes from the Schedule TO, and (ii) this response letter.
          Please telephone Allen Miller at (212) 408-5454, Marc Alpert at (212) 408-5491 or Sey-Hyo Lee at (212) 408-5122 of Chadbourne & Parke LLP if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Allen Miller at (646) 710-5454, Marc Alpert at (646) 710-5491 or Sey-Hyo Lee at (646) 710-5122.

Very truly yours,
/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

Enclosures
VIA EDGAR AND HAND DELIVERY

cc:	Evan Jacobson Nicholas Panos